Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman
202.419.8402
czimmerman@stradley.com

September 30, 2024
Filed via EDGAR
Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgeway Funds, Inc. (the “Registrant”)
Registration Statement on Form N-1A
File Nos.: 033-72416/811-08200

Dear Mr. Brodsky:
On behalf of the Registrant, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Christopher J. Zimmerman and Conor Courtney with regard to Post-Effective Amendment Nos. 64 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on July 22, 2024 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register shares of common stock (“Shares”) in the Global Opportunities Fund (the “Fund”), a series of Bridgeway Funds, Inc. (the “Corporation”).  The Staff’s comments are summarized below, followed by the Registrant’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.
1.
Comment:  The Fund’s name includes the term “global.”  Please expressly describe how the Fund will invest its assets in investments that are tied economically to countries around the world (e.g., at least 40% of Fund’s assets) in connection with the Fund’s name. This should be described in the Principal Investment Strategies.

Response:  The Registrant has revised the Principal Investment Strategies to address this comment as well as other comments made by the Staff, as reflected in each response below.  Such revisions requested by the Staff are reflected in both the Item 4 and Item 9 disclosure (unless otherwise noted below).

Under normal market conditions, the Fund follows a dollar neutral strategy, which the Fund considers as a strategy designed to produce a portfolio that is neutral with respect to general stock market direction. The dollar neutral strategy is periodically rebalanced to have roughly equal investments in long and short positions, subject to the availability of shorts.  [Note: Item 9 Disclosure Only: To maintain roughly equal investments in long and short positions, the Adviser seeks to ensure that the total value of long positions amount to the total value of short positions, when possible.  The Adviser expects to have more long exposure than short exposure on occasions when borrowing costs become prohibitive or borrowing availability is poor.] To implement the strategy, the Adviser ~~buys U.S. or foreign (including emerging markets)~~ will invest in equity securities or derivatives, the value of which are linked to such securities ~~equity related securities~~ (~~or derivatives related thereto~~ primarily, equity swaps on individual securities), that, based on a statistical approach, the Adviser believes offer an appropriate balance between strong prospects for growth and reasonable valuations relative to their industry peers and sells short securities or enters into short positions on securities that the Adviser identifies as overvalued or have weak growth prospects, in amounts that it believes will achieve dollar neutrality.  [Note: Item 9 Disclosure Only: Under this statistical approach, the Adviser intends to buy positions that screen favorably based on valuation metrics, such as earnings to price and sales to price, while simultaneously screening well on metrics such as earnings, growth, and price momentum; and short positions with poor financial indicators, such as negative earnings, negative cash flows, and poor price momentum.]

The Fund will invest in or obtain exposure to issuers located in at least three different countries (including the United States) and will invest or obtain exposure of at least 40% of its assets in foreign securities, including companies located in emerging market countries.  Emerging market countries are typically developing and low- or middle-income countries, and may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East, and Africa.  The Adviser’s ~~S~~stock selection process ~~is applied contextually based on~~ may be applied differently for each country and sector constituency.

The Fund’s ability to generate positive returns will therefore depend on whether, in a rising market, the Fund’s long positions increase in value more than the securities underlying the Fund’s short positions and, in a declining market, whether the securities underlying the Fund’s short positions decrease in value more than the Fund’s long positions. By taking long and short positions in different ~~positions equity or equity related~~ securities, the Fund attempts to limit the effect of market movements on portfolio returns. The Fund’s equity exposure may be achieved through investments in individual stocks, exchange traded funds (“ETFs”) and equity swaps on individual securities, which are derivative instruments ~~investments, primarily~~.  Such derivative instruments are used by the Fund to gain exposure to an underlying asset, which can be more cost-effective than purchasing or selling that asset and provides flexibility in implementing the investment strategies of the Fund.  The Adviser anticipates that most of the long and short equity exposure will be through equity swaps on individual securities. Long positions and short positions also may be established using single stock purchases and short sales, ~~swap contracts on single stocks,~~ ETFs, and swaps ~~contracts~~ on ETFs traded in global equity stock markets. The Fund does this by using a systematic process and may, at any time, buy or sell short any number of positions ~~equity or equity related securities~~ and may have exposure to ~~emphasize~~ specific industries, styles (such as growth or value), capitalization ranges, countries, or other factors.  [Note: Item 9 Disclosure Only: Such other factors that may be observed by the Fund include liquidity, volatility, and debt-to-enterprise value.]

 [Note: Item 9 Disclosure Only: The Adviser’s systematic approach refers to the application in the investment process of a rules-based stock screening process to avoid human emotion in decision making.  The Adviser may override the rules-based stock screening process when the Adviser believes the stock price movement is not driven by company financials and forecasts of company financials.  For example, “meme” stocks, companies impacted by government regulations, or companies undergoing leadership changes may have price changes that are not related to company financials.

When the Adviser uses its discretion to override the rules-based stock screening process, the Adviser may adjust its “bullish” or “bearish” outlook to neutral views.  The Adviser will rarely take long or short positions in securities that are neither bearish or bullish, except the Adviser may include neutral stocks as part of risk control in the long and short portfolios.]

 [Note: Item 9 Disclosure Only: The Fund may take positions in sponsored American Depository Receipts (“ADRs”) as part of its investment strategies.  Sponsored ADRs can become delisted and move to the OTC market, so it is possible that Fund holdings may include unsponsored ADRs, although initiating positions in unsponsored ADRs is not part of the Adviser’s process.]

The overall performance of the Fund depends on the net performance of its long and short positions, and it is possible for the Fund to experience a net loss across all positions. If the Fund’s investment strategy is successful, however, the net performance of its long and short positions will produce long-term absolute returns that reflects the quality of the Fund’s security selections, which the Fund believes will have ~~with~~ limited exposure to general stock market risk.  The Fund’s overall price movements are not expected to correlate with the general stock market’s price movements. In other words, the Fund is expected to have returns that are independent of the returns and direction of the general stock market.

~~The Adviser’s investment process also incorporates material environmental, social, and governance (“ESG”) information, when available, as a consideration in the ongoing assessment of potential portfolio securities. The Adviser uses ESG research and/or ratings information provided by third parties in performing this analysis and considering ESG risks. As with any consideration used in assessing portfolio securities, the Adviser may, at times, utilize ESG information to increase the weighting of an issuer with a good ESG record or decrease the weighting of an issuer with a poor ESG record. However, as ESG information is just one investment consideration, ESG considerations are not solely determinative in any investment decision made by the Adviser.~~

2.	Comment: In connection with the fee waiver and expense reimbursement disclosed in the fee table on page 2, please briefly describe who can terminate the arrangement and under what circumstances.

Response: The Registrant has revised footnote 3 to the fee table to include the following:

The Expense Limitation Agreement may be changed or eliminated only with the consent of the Board of Directors of Bridgeway Funds.

The Registrant separately notes that it has revised the fee table to update “Other Expenses.” The revised fee table is set forth below:

Shareholder Fees (paid directly from your investment)
Sales Charge (Load) imposed on Purchases	None
Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees (as a percentage of amount redeemed for shares held less than 6 months)	2.00%
Exchange Fees	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	1.63%
Acquired Fund Fees and Expenses[1,2]	0.18%
Total Annual Fund Operating Expenses	3.06%
Fee Waiver and/or Expense Reimbursement[3]	(1.38%)
Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) [4]	1.68%
[1] Other Expenses and Acquired Fund Fees and Expenses are each estimated for the current fiscal year.
[2] Acquired Fund Fees and Expenses are expenses incurred by the Fund through its ownership of shares in other investment companies, including business development companies.
[3] Bridgeway Capital Management, LLC (the “Adviser”), the investment adviser to the Fund is contractually obligated, until at least November 1, 2025, to waive fees and/or pay Fund expenses, if necessary, to ensure that Other Expenses do not exceed 0.25% excluding interest, taxes, dividend expense on short sales, interest expense relating to short sales, other borrowing costs, expenses related to class action claims, contingent expenses related to tax reclaim receipts, reorganization expenses and extraordinary expenses. The Fund is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in effect at the time of the waiver or the current expense limitation, if different.  The Expense Limitation Agreement may be changed or eliminated only with the consent of the Board of Directors of Bridgeway Funds.
[4] Total Annual Fund Operating Expenses do not correlate to the expense ratio in the Financial Highlights, when available, which reflects operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

3.
Comment:  Please clarify the following terms and disclosure on page 3: (1) “equity related securities,” (2) what it means for “stock selection [to be] applied contextually based on country and sector constituency”, and (3) how the Fund defines the terms “emerging markets.”

Response: The Registrant has revised the disclosure as reflected in Response 1.

4.
Comment:  Please clarify the following terms on page 3 (this may be done in the Item 9 disclosure): (1) “statistical approach” including how the “appropriate balance between strong prospects for growth and reasonable valuations” is determined, (2) factors used to assess whether short positions are “overvalued or have weak growth prospects,” and (3) what the phrase “roughly equal investments in long and short positions” is referencing.

Response: The Registrant has revised the disclosure as reflected in Response 1.

5.	Comment: The Fund has a policy not to concentrate. Please reconcile this with page 3, which indicates that the Fund may emphasize specific industries.

Response:  The Registrant confirms that the Fund will comply with its fundamental policy not to concentrate in such industries.  The Registrant has further revised the disclosure as reflected in Response 1.

6.	Comment: On page 3, please clarify how single name swaps differs from “equity swaps on individual securities.”

Response: These are the same instruments. The Registrant has revised the disclosure as reflected in Response 1.

7.	Comment: Please specifically disclose the types of derivatives the Fund will use as part of the Principal Investment Strategies.

Response: The Registrant has revised the disclosure on page 3 as reflected in Response 1.

8.	Comment: Please describe the purpose that derivatives serve in the Fund (e.g., hedge, speculation) and the extent to which derivatives are expected to be used.

Response:  Registrant has revised the disclosure on page 3 as reflected in Response 1. In addition, Registrant already discloses that the Adviser anticipates that most of the long and short equity exposure will be through equity swaps on individual securities.

9.	Comment: Please define “systematic process” as used on page 3.

Response: The Registrant has revised the disclosure as reflected in Response 1.

10.	Comment: Please disclose what “other factors” the Fund may emphasize on page 3.

Response: The Registrant has revised the disclosure as reflected in Response 1.

11.	Comment: The disclosure on the bottom of page 3 references performance “with limited exposure to general stock market risk.” Please consider adding “which the Fund believes” before the phrase.

Response: The Registrant has added the requested phrase as reflected in Response 1.

12.	Comment: Please supplementally confirm if the Funds will ever have significant exposure to one single issuer (i.e., the underlying reference asset). We may have additional comments if so.

Response:  The Registrant confirms that the Fund, which is classified as a “diversified company,” will not have significant exposure to any one single issuer (i.e., the underlying reference asset), other than to the extent permitted by Section 5 of the 1940 Act.

13.
Comment:  On page 3, please disclose examples of ESG criteria that the Fund considers.  If accurate, can investments be made in a company that scores poorly on ESG if it scores stronger on non-ESG factors?  Also, disclose whether the Fund’s ESG criteria apply to every investment made or only to some.

Response:  ESG will not be a principal investment strategy for the Fund and as a result the Registrant does not believe it is necessary to address the Comment.  The Registrant has instead added some ESG related disclosure to the Fund’s SAI as a non-principal investment strategy.

14.
Comment:  As the Fund intends to use research from and/or ratings from third parties for ESG, please identify the providers the Fund intends to use.  Please also summarize the provider methodology in the Principal Investment Strategies.  Please also consider any related principal risk to third party data providers.

Response: Please see Response 13.

15.	Comment: Does the Fund intend to invest in ADRs? If so, please disclose whether they are sponsored or unsponsored.

Response: The Registrant has revised the disclosure as reflected in Response 1.

16.	Comment: Consider disclosing whether the Fund will make US dollar denominated investments or foreign currency denominated investments with respect to its foreign investments.

Response:  The Registrant confirms that some of the Fund’s positions use foreign denominations, but all positions settle in U.S. dollars. The Registrant believes that adding such disclosure may unnecessarily confuse investors and respectfully declines to add the disclosure.

17.	Comment: On page 8, under “Who Should Invest,” the disclosure suggests a focus on value stocks, but on page 3, it says the Fund may invest in growth or value. Please reconcile.

Response: The Registrant has replaced the disclosure included in the section “Who Should Invest:” with the following:

Who Should Invest: The Adviser believes that the Fund is appropriate as:
• a partial replacement for equity investments for investors who want to reduce stock market risk, or
• a partial replacement for fixed income investments for investors who want to reduce interest rate risk and inflation risk, or
• for investors who seek capital preservation or are otherwise averse to large drawdowns.

The Fund is not an appropriate investment for short-term investors or those trying to time the market.

18.	Comment: On page 8, the disclosure references, “small, value-oriented stocks.” Please clarify what “small” means in this context.

Response: See response to Item 17 above. The reference to “small, value-oriented stocks” has been removed.

19.
Comment:  The disclosure on page 13 states that, “the Adviser donates 50% of its profits to non-profit organizations.”  Please supplementally confirm that the Adviser will not indirectly or directly pass any of the costs of its contributions through to the Funds.

Response: The Fund hereby confirms that no costs associated with the Adviser’s contributions will be passed through, directly or indirectly, to any of the Bridgeway Funds.

20.
Comment:  Please explain supplementally whether a written agreement is in place relating to the Adviser’s charitable contributions.  If so, please confirm whether it will be filed as an exhibit to the Fund’s registration statement.

Response: The Registrant confirms there is not and will not be a written agreement with the Adviser regarding the Adviser’s charitable policy.

21.	Comment: Please explain supplementally whether the amount of the charitable contributions will be disclosed in the Fund’s annual report, registration statement, or on its website.

Response: The amount of the Adviser’s charitable contributions will not be disclosed in the Registrant’s annual report, registration statement, or on its website.

22.	Comment: Please supplementally explain when the donations will occur (e.g., annually or at the end of the fiscal year, etc.).

Response: The Adviser intends to make charitable donations each year at such times and in such manner as may be determined by the Adviser.

23.
Comment:  Please supplementally explain whether the Board considered the appropriateness or expense of the donation with respect to the advisory fee of the Fund across all share classes and whether such donations could be viewed as being subsidized by other share classes.

Response: The Fund, as with all other series of the Registrant, has only one share class and, as a result, the Registrant believes this Comment is therefore inapplicable.

24.
Comment:  Please disclose any tax ramifications of the Adviser’s charitable contributions (e.g., that Fund shareholders are not expected to receive any tax benefits with regard to the Adviser’s tax contributions).  Please also disclose, if true, that the Adviser expects to receive a tax credit or deduction as a result of the donation.

Response:  The Adviser will make the charitable donations from its profits to the Bridgeway Foundation, which in turn makes donations to various unaffiliated charitable organizations and endeavors.  Fund shareholders receive no tax benefits from the Adviser’s charitable contributions.  Donations made by the Adviser will be an expense item for the Adviser, thereby reducing its taxable income.

The Registrant has revised the disclosure included in the section “Dividends, Distributions and Taxes,” as follows:

Tax Considerations.  The Fund expects, based on its investment objective and strategies, that its distributions, if any, will be taxable as ordinary income, capital gains, or some combination of both.  This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.  Donations made directly to charitable organizations by the Adviser out of its profits will be an expense item for the Adviser, thereby reducing the Adviser’s taxable income.  Fund shareholders will not receive any tax benefits as a result of the Adviser’s charitable contributions.

25.	Comment: Please disclose if the Adviser or any affiliated person of the Adviser has a material relationship with the charitable organization that is expected to receive contributions.

Response: See response to Item 24.

The Registrant has also added the following disclosure in the section “Who is Bridgeway Capital Management”:

A vast majority of the charitable donations go to a charitable foundation created by the Adviser, and that charitable foundation funds various unaffiliated charitable organizations and endeavors.

26.	Comment: Please disclose whether the Adviser may, at any time, terminate or otherwise change its contribution obligation and, if so, under what circumstances.

Response: The Registrant has revised the disclosure included in the section “Who is Bridgeway Capital Management,” to include:

Committed to community impact, the Adviser donates 50% of its profits to non-profit organizations.  While the Adviser may change the level of its donations in the future, it does not have any current intention to do so.  The 50% donation policy has been the Adviser’s policy since its inception and the inception of the Bridgeway Funds and has not changed since that time.

27.	Comment: With respect to the signature page, please provide a signature of the Principal Accounting Officer, or indicate it is one of the existing signatories performs that role.

Response: The Registrant has revised the signature page to include reference to the Principal Accounting Officer.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:	Deborah L. Hanna,
Treasurer, Principal Financial Officer, and Principal Accounting Officer
Prufesh R. Modhera, Esq.
Conor Courtney, Esq.